August 30, 2017

VIA EDGAR

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Rexnord Corporation
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 17, 2017
File No. 1-35475

Dear Mr. Kuhar:
On behalf of Rexnord Corporation, a Delaware corporation, this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 22, 2017 (the “Comment Letter”) regarding the above referenced Form 10-K for the fiscal year ended March 31, 2017 (the “Form 10-K”).
For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given in the Form 10-K. Page references in the text of this letter correspond to pages and captions in the Form 10-K. The terms “we,” “our” or the “Company” refer to Rexnord Corporation and its subsidiaries generally, not specifically to any individuals in particular.

Form 10-K for the Fiscal Year Ended March 31, 2017
Inventories, page 54

1.
You disclose that your write-down of inventory is based upon management’s assumptions about future demand and market conditions and that if actual market conditions are more favorable than those projected by management, adjustments to your established inventory reserves may be required. Please address the following:

•	Explain to us in detail how you have applied that policy, including the circumstances under which you have made such adjustments.

•	Tell us the amount of any reversals of previously impaired inventory recorded in each reported period.

•	Tell us how your accounting for excess or obsolete inventory complies with ASC 330-10-35-14 and SAB Topic 5.BB.

Response:
As disclosed under the “Inventories” subheading in the Significant Accounting Policies footnote (Note 2) in our Form 10-K, Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market. Market is determined based on estimated net realizable values.  In some cases, the Company has determined a certain portion of inventories is excess or obsolete. In those cases, the Company writes down the value of those inventories to their net realizable value based upon assumptions about future demand and market conditions.  In accordance with the guidance in SAB Topic 5.BB and ASC 330-10-35-14 and how our policy is applied, once the carrying value of the inventory item has been marked down, the Company does not make future adjustments to increase the value of those inventory items previously impaired. In future filings, the Company will remove the language indicating that more favorable market conditions than those projected by management would result in adjustments to our established inventory reserves. We believe removing that language better reflects how our policy is applied.

Schedule II - Valuation and Qualifying Accounts, page 92

2.
In light of the guidance in SAB Topic 5.BB and ASC 330-10-35-14 indicating that a write-down in the carrying amount of an inventory item from cost to net realizable value at the end of a fiscal year is viewed as creating a new "cost basis" for the item, in future filings, please remove the information relating to the inventory allowance as compliance with that guidance would not result in a valuation account. Further, please note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true "reserves”.

Response:
The Company will revise future filings to remove the information relating to the inventory allowance in its Schedule II - Valuation and Qualifying Accounts.

* * * * * *

We trust that you will find this letter responsive to your comments. Please feel free to contact me or Patricia Whaley, the Company’s Vice President and General Counsel, at (414) 223-1611, if you have any questions or need further information.

Sincerely,
Mark W. Peterson
Senior Vice President and Chief Financial Officer

cc:     Patricia M. Whaley, Esq.